UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16
or 15d-16 Under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CLOSING OF SUBSEQUENT PRIVATE PLACEMENT AND PURCHASE OF BITCOIN

On September 30, 2025, ZOOZ Power Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 (the “Press Release”) to this Report on Form 6-K and incorporated by reference herein.

AMENDED AND RESTATED SALES AGREEMENT

As previously reported, on July 29, 2025, the Company entered into a Sales Agreement with Chardan Capital Markets LLC (“Chardan”) acting as sales agent (the “Original Sales Agreement”), pursuant to which the Company could offer and sell, from time to time through Chardan, ordinary shares, par value NIS 0.00286 per share, of the Company (the “Ordinary Shares”) in “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on The Nasdaq Capital Market or on any other existing trading market for the Ordinary Shares, pursuant to a shelf registration statement on Form F-3, as amended (File No. 333-288280), previously declared effective by the U.S. Securities and Exchange Commission (the “SEC”)on July 9, 2025, as supplemented by the prospectus supplement relating to the Ordinary Shares which may be issued from time to time pursuant to the Original Sales Agreement (the “July 2025 Shelf Registration Statement”). To date, the offer and sale of 1,047,320 Ordinary Shares have been made pursuant to the Original Sales Agreement and the July 2025 Shelf Registration Statement.

On September 30, 2025, the Company entered into an Amended and Restated Sales Agreement (the “A&R Sales Agreement”) with Chardan and Jett Capital Advisors, LLC (“Jett Capital”, and, together with Chardan, the “Sales Agents” and each, individually, a “Sales Agent”), which amends and restates the Original Sales Agreement in its entirety to add Jett Capital as a Sales Agent and qualified independent underwriter. Pursuant to the A&R Sales Agreement, the Company may offer and sell Ordinary Shares from time to time through the Sales Agents.

Under the A&R Sales Agreement, the Sales Agents may sell Ordinary Shares by any method permitted by law and deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on The Nasdaq Capital Market or on any other existing trading market for the Ordinary Shares. Pursuant to the A&R Sales Agreement, Jett Capital will serve as a “qualified independent underwriter” (a “QIU”), within the meaning of Financial Industry Regulatory Authority Rule 5121 in connection with such offerings, including in connection with sales made pursuant to the July 2025 Shelf Registration Statement.

The Company may instruct the Sales Agents not to sell Ordinary Shares if the sales cannot be effected at or above the price designated by the Company from time to time. The Company is not obligated to make any sales of Ordinary Shares under the A&R Sales Agreement and no assurance can be given that it will sell any Ordinary Shares under the A&R Sales Agreement, or, if it does, as to the price or number of Ordinary Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to the Sales Agent selling the Ordinary Shares at any given time (the “Designated Agent”) is an amount equal to 3.0% of the aggregate gross sales price of the Ordinary Shares sold pursuant to the A&R Sales Agreement by that Sales Agent. For Jett Capital’s services as a QIU, the Company will pay Jett Capital an upfront fee of $50,000, and starting on the one-year anniversary of the A&R Sales Agreement (provided that the A&R Sales Agreement is still in effect), the Company will pay Jett Capital a quarterly $25,000 fee in each quarter that Jett Capital continues to act as a QIU, with such quarterly fees payable on the first business day of each quarter up to an aggregate amount of $300,000.

The A&R Sales Agreement may be terminated by either party as set forth in the A&R Sales Agreement.

The foregoing description of the A&R Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is furnished herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

10.1	A&R Sales Agreement, dated September 30, 2025, by and among ZOOZ Power Ltd., Chardan Capital Markets LLC and Jett Capital Advisors, LLC
99.1	Zooz Completes Initial Purchase of ₿525 Valued at $60 Million, Becomes the First Dual-listed (Nasdaq and TASE) Company to Launch a Bitcoin Treasury Reserve Strategy
104	Cover Page Interactive Data File (embedded within the inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Dated: September 30, 2025	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Executive Chairman of the Board